NAME OF REGISTRANT: Tyson Foods, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 1 on Tyson Foods, Inc. 2016 Proxy Statement:
Tyson Foods, Inc.   Symbol:  TSN
Filed by: Green Century Capital Management, Inc.

This filing refers to the statement of opposition published by Tyson’s Board of Directors, opposing the shareholder proposal submitted by Green Century Capital Management—a proposal which very narrowly asks for a disclosure of risks related to Tyson’s use and allowance of gestation confinement crates throughout its pork supply system.

As detailed below, the Board’s opposition statement ranges from grossly misleading to wholly irrelevant (even going into detail about Tyson’s practices with regard to piglet castration, euthanasia, and other issues unrelated, in any way, to our risk disclosure proposal).

This filing identifies the areas in which the Board confuses or misrepresents the issues that draws attention away from the proposal’s focus: that the Company has failed to disclose or address critical business risks associated with its policy of indefinitely allowing gestation crate confinement in its pork supply.

We urge shareholders to review the proposal in the Company’s proxy materials, as well as the other exempt solicitation filing we made, which provides further details regarding the merits of the proposal.

On the following page is the Board’s opposition statement, listed section-by-section (bolded), with our responses following.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal number 1 following the instruction provided on the management’s proxy mailing.

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“Almost all the hogs we buy to produce pork come from 2,200 independent farmers who raise their market hogs in open pens.”

This statement is grossly misleading. Market hogs are not the subject of this proposal, and are always housed in open pens throughout the entire pork industry. Rather, this proposal focuses on the use of gestation crates, which are only used for breeding sows, not market hogs. As the Company of course knows this basic fact about pork production, this statement creates confusion among shareholders.

“Many of these independent farmers also have breeding operations that use individual housing – or gestation stalls – for the welfare of mother pigs, while some farmers use group or pen housing.”

This is precisely the proposal’s point: Tyson buys from farmers using gestation crates with, apparently, no plans to prohibit that practice – despite dozens of major food retailers having policies to eliminate gestation crates from their supply chains. This creates clear risks, the details of which we believe the Company ought to disclose (among others).

It is also important to point out that by focusing on the “independent farmers” in its supply system, the Board fails to address practices used in its Company-owned and contracted breeding operations.

“Contrary to the suggestions contained in the proposal, we are responding to the question of gestating sow housing in a number of ways.”

This is a strange assertion, as the proposal does not suggest that the Company has no response to the issue of gestating sow housing. In fact, the proposal contains the following very clear description of Tyson’s response to the issue:

“Tyson seems to recognize this issue's relevance: in 2014, it sent a letter to farmers in its supply system indicating that  ‘future sow housing’ should allow greater freedom of movement, and ‘asking’ some of its contract farmers to improve  the ‘quality and quantity  of space’ for some of their facilities. But that letter merely suggests changes, without expressly disallowing the controversial gestation crates. So unlike its competitors and customers, Tyson neither prohibits gestation crates nor plans to phase them out. Given marketplace and industry trends, that's simply an untenable position.”

“We support continuous improvement in animal husbandry including the type of housing used for gestating sows. We urge our independent pork producers to address housing systems for gestating sows by focusing on both the quality and quantity of space provided.”

This statement is so vague as to be essentially meaningless, with regard to the specific subject matter of the proposal, which of course homes in on the risk of allowing a specific type of confinement crate in the Company’s supply chain. “Supporting” improvements in animal husbandry and “urging” one segment of the Company’s supply chain (independent producers) to “focus” on quality and quantity of space provided to sows fails to directly address the issue at hand: that even as Tyson’s major customers explicitly prohibit gestation crates from their supply chains—and even as Tyson loses business over those prohibitions—the Company still has neither disclosed plans to eliminate the crates in question, nor disclosed the risks associated with that lack of plans.
“We recommend hog farmers address space standards for gestating sows when they re-design or build new gestation barns that should allow gestating sows of all sizes to stand, turn around, lie down, and stretch their legs.”

There are three important factors to consider when reading this statement:

1.	Tyson merely “recommends” hog farmers address space standards for sows, despite so many of its top customers explicitly demanding the issue be addressed;
2.	Tyson’s recommendation still fails to exclude gestation crates, but rather simply recommends farmers “address space standards” for sows; and
3.
Tyson’s recommendation is limited to farmers who are redesigning or building new barns, which fails to account for all the barns currently in existence that are not up for re-design, and that utilize the very gestation crates Tyson’s customers have prohibited.

“By the end of calendar year 2015, we will have 32 percent of our contract sow farmers utilizing group housing.”

This is misleading and falls far short of addressing the proposal’s concerns. The implication is that 32 percent of Tyson’s supply chain is gestation crate-free. A close read of the statement shows that the 32 percent figure relates specifically to Tyson’s “contract sow farmers”—and does not relate either to the Company’s own pig breeding facilities or the independent producers in its supply chain. This is important, as Tyson’s customers that prohibit gestation crates from their supply systems make no distinction about what type of facilities (contracted, company-owned, or independent) are disallowed from using gestation crates; rather their prohibitions are across all types of suppliers. Thus to write that 32 percent of one segment of Tyson’s supply chain does not use gestation crates falls short, in a major way, of demonstrating any ability of the Company whatsoever to meet their customers’ demands.

“In 2000, we became one of the first companies in the meat industry to create an Office of Animal Well-Being, which primarily focuses on the proper treatment of live animals at our processing plants.”

This is wholly irrelevant to the proposal, which narrowly asks Tyson to disclose the risks associated with its policy of allowing gestation crates within its supply chain.

“…In 2012, this effort expanded to the farms that supply the company with the development of the Tyson FarmCheck program, which involves animal well-being audits of those farms.”

This is wholly irrelevant to the proposal, which narrowly asks Tyson to disclose the risks associated with its policy of allowing gestation crates within its supply chain. We also point out that Tyson’s FarmCheck program allows gestation crate confinement.

“The audits review animal access to water, proper human-animal interaction, and worker training. The FarmCheck program also includes an Animal Well-Being Advisory Panel, Farm Animal Well-Being Research Program, and an internal management team led by our vice president of sustainable food production.”

This is wholly irrelevant to the proposal, which narrowly asks Tyson to disclose the risks associated with its policy of allowing gestation crates within its supply chain.

However, we do point out that perhaps the most well-known and prestigious member of the Company’s Animal Well-Being Advisory Panel, Dr. Temple Grandin, is a strong opponent of gestation crates. “Confining an animal for most of its life in a box in which it is not able to turn around does not provide a decent life,” states Grandin. “We’ve got to treat animals right, and gestation stalls have got to go.”

“Moreover, all of the farmers who sell pigs to us are required to be certified in an industry program called Pork Quality Assurance Plus, which promotes best practices in food safety and animal well-being. They also are expected to cooperate with Tyson FarmCheck audits and comply with audit guidelines.”

This is wholly irrelevant to the proposal, which narrowly asks Tyson to disclose the risks associated with its policy of allowing gestation crates within its supply chain. And it’s worth pointing out that like FarmCheck, PQA Plus also allows gestation crate confinement.

“In addition, we require farmers who manage sows to use euthanasia methods consistent with recommendations in the most current edition of the American Veterinary Medical Association's "Guidelines for the Euthanasia of Animals" and strongly encourage the use of pain mitigation (such as anesthetic or analgesic) for tail docking and castration of piglets.”

This discussion of castration, tail docking and euthanasia is wholly irrelevant to the proposal, which narrowly asks Tyson to disclose the risks associated with its policy of allowing gestation crates within its supply chain.

“With respect to the subject matter of the proposal, animal experts acknowledge that both individual and group sow housing systems have advantages and disadvantages when it comes to animal well-being.”

The subject matter of the proposal, to be clear, is not whether Tyson should allow or disallow the use of gestation crates, but simply that it is in shareholders’ interest for Tyson to report the risks associated with its policy of continuing to allow gestation crates in its supply chain – risks which seem apparent. The Board, here, is conflating the subject matter of the Proposal (risk disclosure associated with the Company’s policy on gestation crates) with the animal welfare attributes of the Company’s policy on that issue.

Furthermore, while we have never claimed that one housing system or another has zero advantages or disadvantages, one clear and material disadvantage of gestation crate use, as it relates to the proposal, is that the bulk of the food retail sector has rejected gestation crates as inhumane and made clear their plans to utilize suppliers that do not use those crates. By not adapting to the changing expectations of buyers, Tyson may find itself the subject of public pressure that may negatively effects its brand image.

“We believe the most important aspect of animal health is the care they receive from farmers, and we believe the family farmers who supply us share our commitment to proper animal treatment and desire for continued improvement. Moreover, the most important consideration is the individual care given to each animal and the caretaker's management and husbandry skills, regardless of the system used.”

Whether or not Tyson actually believes that a caretaker’s husbandry skills are more important than the animal welfare implications of locking animals in cages so small they cannot even turn around and leaving them there essentially for years on end, this statement is irrelevant in the context of the proposal at hand.

First, the proposal does not—in any way—compare the importance (in terms of animal welfare) between a caretaker’s husbandry skills and housing methods used for pigs. (No assertions have been made in that regard whatsoever.)

Secondly, and most importantly, the subject matter of this proposal is narrowly related to disclosing the risks associated with Tyson’s policies regarding the housing system it uses on its Company-owned facilities and that it allows its suppliers to use, not the company’s overall animal welfare policies and practices.

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Thank you for your time and attention. We urge shareholder to review the proposal in the Company’s proxy materials, as well as the other recent exempt solicitation filing we made, which provides further details regarding the merits of the proposal.

We hope you will vote FOR the shareholder proposal on the Company’s proxy statement.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal number 1 following the instruction provided on the management’s proxy mailing.